UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

September 6, 2023 (August 30, 2023)

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On August 30, 2023, Hiro Systems PBC, a Delaware public benefit corporation f/k/a Blockstack Inc. (the “Company”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of August 30, 2023, by and between the Company and Leather Wallet LLC (“Purchaser”), pursuant to which the Company agreed to sell certain of its assets and technology, including intellectual property pertaining to the cryptocurrency wallet of the Company, which was developed, maintained, and made available to users by the Company and its affiliates and is intended to be further developed by Purchaser, in exchange for certain membership interests of Purchaser (the “Wallet Spinout”). In connection with the sale, the Company entered into that certain Limited Liability Company Agreement of Purchaser, dated as of August 30, 2023, by and among the Company, Nassau Machines, Inc. (the “Managing Member”), and certain former employees of the Company (the “LLC Agreement”).

The Asset Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions for a transaction of this size. Under the Asset Purchase Agreement, the Company has agreed to indemnify Purchaser from and against specified liabilities and expenses incurred by Purchaser, including as a result of the breach of the Company’s representations and warranties, and subject to certain limitations.

The Asset Purchase Agreement and the schedules and exhibits thereto are not intended to provide any other factual information about the Company or Purchaser or their respective subsidiaries and affiliates. The Asset Purchase Agreement contains representations and warranties by each of Purchaser and the Company, which representations and warranties were made solely for the benefit of the parties to the Asset Purchase Agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified, modified or excepted in the Asset Purchase Agreement by confidential disclosures that were made to the other party in connection with the negotiation of the Asset Purchase Agreement; (iii) may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and (iv) were made only as of the date of the Asset Purchase Agreement or such other date or dates as may be specified in the Asset Purchase Agreement and may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, investors and stockholders should not rely on the representations and warranties in the Asset Purchase Agreement as characterizations of the actual state of facts or condition of the Company or Purchaser or their respective subsidiaries or affiliates.

The LLC Agreement sets forth the rights and obligations of Purchaser’s members with respect to the ownership and operation of Purchaser.

Under the terms of the LLC Agreement, and subject to the terms and conditions set forth therein, Purchaser has granted (i) to the Company, 1,500,000 Class A Membership Interests of Purchaser in exchange for the assets of the Company to be sold pursuant to the Asset Purchase Agreement, (ii) to the Managing Member, 8,500,000 Class A Membership Interests of Purchaser in exchange management services and (iii) to certain former employees of the Company, 1,363,636 Class B Membership Interests of Purchaser, in the aggregate, subject to vesting in connection with their continued service as employees of Purchaser. In addition, such former employees may receive 1,363,636 Class C Membership Interests of Purchaser, in the aggregate, based on the achievement of certain milestones set forth in the LLC Agreement.

The members of Purchaser, including the Company, as a holder of units of Purchaser, will be entitled to receive tax distributions based on an assumed allocation of taxable income, subject to certain specified adjustments and calculated assuming a tax rate equal to the combined highest marginal income tax rate for any particular line item.

The LLC Agreement, provides that Purchaser will be managed by one manager, which will initially be the Managing Member. Under the terms of the LLC Agreement, the Managing Member will serve in such capacity until (i) the resignation or removal of the Managing Member or (ii) the vesting of the Class C Membership Interests. Subject to certain limitations, the Managing Member has the initial sole discretion regarding the aggregate amounts, timing and form of distributions to members of the Company.

The foregoing description of the Wallet Spinout, the Asset Purchase Agreement and the LLC Agreement are qualified in their entireties by the full terms of the Asset Purchase Agreement and the LLC Agreement, which are filed respectively as Exhibit 99.1 and Exhibit 99.2 to this report and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: September 6, 2023

EXHIBITS

Index to Exhibits

Exhibit No.	Description

99.1	Asset Purchase Agreement dated August 30, 2023, by and between Hiro Systems PBC and Leather Wallet LLC

99.2	Limited Liability Company Agreement of Leather Wallet LLC dated August 30, 2023, by and among Hiro Systems PBC, Nassau Machines, Inc., certain former employees of Hiro Systems PBC and each person subsequently admitted as a member of Leather Wallet LLC in accordance with the terms thereof